Filed by AT&T Corp.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 under
the Securities Exchange Act of 1934

Subject Company: AT&T Corp.
Commission File No. 1-1105

January 8, 2001

MATERIALS PRESENTED AT A CONFERENCE
ON JANUARY 8, 2001

AT&T Wireless

John Zeglis

Chairman and CEO

Salomon Smith Barney
January 8, 2001

AT&T Wireless Services

Mobility



Fixed Wireless



Global



Mobile Internet


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AT&T Wireless

Strategic Priorities

Grow Core Mobility

- Extend the footprint
- Deepen penetration
- Improve profitability

AT&T Wireless

Launch and Scale Fixed Wireless

Seize Global Opportunities

Create a mobile internet

- Launch strong initial products
- Implement global mainstream path to 3G
- Lead development of value-added services

AT&T Wireless

Extending the Footprint

2000 New Markets*

Acquired

- Bay Area
- Houston
- San Diego
- Indianapolis
- SW Florida
- Hawaii (Big Island)

Launched

- Flint
- Nogales
- Omaha
- Lincoln
- Flagstaff
- Columbus
- Fairfield
- Wichita
- El Paso
- Albuquerque
- South Bend
- Toledo



4M
POPs
Unlicensed
2001+
66M
POPs
Opportunity
2000**
208M
Covered
POPs
1999
174M
Covered
POPs
POPs
Consolidated
Partnerships and Affiliates

274M Total Licensed POPs

* Commercial markets launched or announced to date

** Estimated for year-end 2000

AT&T Wireless

Diverse and Segmented Product Set


Usage Profile
Offer
Segments
Corporate
Wireless Office Service
WorldView
Wireless Data
Anytime, Anywhere
Digital One Rate
WorldConnect
PocketNet
Regional User
Regional Advantage
Local User
Digital Advantage
Family/Group Plans
Casual User
Starter Plans, Prepaid
Youth
Individual
High Usage Individual
Small Business
Large Business
New Product Offers

AT&T Wireless

Improved Distribution




AT&T

- More Outlets
- More sales in company owned channels
- Focus on controlling CPGA

AT&T Wireless

Explosive Growth in Subscribers



800
700
600
500
400
300
200
100
372
465
254
418
532
750
1Q99
2Q99
3Q99
4Q99
1Q00
2Q00
3Q00
Net Adds

AT&T Wireless

3Q00 YTD Mobility Performance

Revenue Growth	36%
Ending Subscriber Growth	38%
EBITDA Growth	55%
ARPU*	$68.5
Digitalization*	88%
Net Adds	1.7M

*As of the end of 3rd quarter, per the Earnings Announcement on 10-25-00

AT&T Wireless

Strategic Priorities

AT&T Wireless

Grow Core Mobility

- Extend the footprint
- Deepen penetration
- Improve profitability

Launch and Scale Fixed Wireless

Seize Global Opportunities

Create a mobile internet

- Launch strong initial products
- Implement global mainstream path to 3G
- Lead development of value-added services

AT&T Wireless

Data: Strong Initial Launch

AT&T Digital PocketNet

- Enterprise
- Premium
- Plus
- Basic


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Email
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AT&T

Industry leading, flat-rate, mobile packet data...

AT&T Two-Way SMS


NOKIA
AT&T
SMS
AT&T

Convenient two-way text messaging brought to the US

UMTS is Rapidly Becoming the Global Standard


Current Subscribers of 2G Carriers
401M
91M
68M
56M
7M
GSM
CDMA
TDMA
Japan
iDEN
Translates to
Current Subscribers of 2G Carriers Committed to 3G*
297M
75M
UMTS
CDMA 2000

Source: Industry Analyst Estimates

** Estimated number of current subscribers of those carriers that have commited to a 3G technology*

AT&T Wireless

Enhanced Deployment Path to 3G



TDMA-CDPD, 19.2 kbps
GSM/GPRS, 115 kbps
EDGE, 384 kbps
UMTS, 2 mbps
2001
2002
2003
2004

- Logical migration path to UMTS evolves from GSM / GPRS / EDGE
- Current spectrum enables deployment through
  - EDGE in virtually all of top 100 BTAs*
  - UMTS deployment in over 70 of the top 100 BTAs*
- Single network overlay with backwards compatibility
- Orderly demand based customer migration

* With partners and affiliates

AT&T Wireless

DoCoMo Strategic Alliance

Solid financial position and flexibility

Consortium to develop and purchase handsets and equipment

AT&T Wireless

Strategic Alliance

NTT DoCoMo

Joint development of Mobile Multimedia subsidiary

Exclusive rights to i-mode technology and brand in North America

Mobile Multimedia Subsidiary

Portal Development Strategy



Mission:

Deliver the world's best mobile content and advanced mobile applications available to AT&T Wireless customers.



Strategic Priorities

AT&T Wireless

Grow Core Mobility

- Extend the footprint
- Deepen penetration
- Improve profitability

Launch and Scale Fixed Wireless

Seize Global Opportunities

Create a mobile internet

- Launch strong initial products
- Implement global mainstream path to 3G
- Lead development of value-added services

AT&T Wireless

AT&T Fixed Wireless



AT&T Wireless

AT&T Fixed Wireless

- First to provide wireless connection to customers for all-distance voice and high-speed data
- Strong Early Results*
  - Over 7,500 active subscribers
  - Over 15,000 lines installed
  - Most subs choosing data
  - ARPUs over $80



* As of 3Q00 earnings announcement on 10/25/00

AT&T Wireless

Strategic Priorities

AT&T Wireless

Grow Core Mobility

- Extend the footprint
- Deepen penetration
- Improve profitability

Launch and Scale Fixed Wireless

Seize Global Opportunities

Create a mobile internet

- Launch strong initial products
- Implement global mainstream path to 3G
- Lead development of value-added services

Seize Global Opportunities

The Portfolio

- Czech Republic
- Slovakia
- Indonesia
- Malaysia
- India
- Taiwan
- Japan
- Canada

Seamless, Global Service

- DoCoMo Alliance
- BT Advance Alliance
- AT&T Rogers Cantel

Consolidation in India

- Birla-Tata Merger
- Creating a national footprint
- Model for other countries and regions



AT&T Wireless Services

Mobility



Fixed Wireless



Global



Mobile Internet


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2 Contacts
3 Calendar
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AT&T Wireless